Exhibit 99.1

Cenovus Energy Inc.

BY-LAW NO. 1

A by-law relating generally to the conduct
of the business and affairs of
Cenovus Energy Inc.

Made October 20, 2009, as amended hereby on December 10, 2014

This By-Law No. 1 made October 20, 2009, as amended hereby on December 10, 2014, constitutes the only by-laws of Cenovus Energy Inc.

Cenovus Energy Inc.

BY-LAW NO. 1

PART SEVEN DIVISIONS AND UNITS

7.01	Creation and Consolidation of Divisions and Sub-units	9
7.02	Names of Divisions and Sub-units	9
7.03	Officers of Divisions and Sub-units	9

PART EIGHT INDEMNITY

8.01	Limitation of Liability	10
8.02	Indemnity	10
8.03	Insurance	11
8.04	Division and Sub-unit Officers	11

PART NINE SHARE CERTIFICATES

9.01	Securities Registrars, Transfer Agents and Dividend Disbursing Agents	11
9.02	Deceased Shareholder	11
9.03	Lost, Defaced or Destroyed Certificates	11

PART TEN DIVIDENDS AND RIGHTS

10.01	Dividend	12
10.02	Dividend Cheques	12
10.03	Non-receipt of Cheques	12
10.04	Unclaimed Dividends	12

PART ELEVEN NOTICES

11.01	Method of Giving Notices	12
11.02	Notice to Joint Shareholders	13
11.03	Computation of Time	13
11.04	Omissions and Errors	13
11.05	Persons Entitled by Death or Operation of Law	13

PART TWELVE EFFECTIVE DATE

12.01	Effective Date	13

BY-LAW NO. 1

A by-law relating generally to the conduct of the business and affairs of Cenovus Energy Inc.

PART ONE
INTERPRETATION

1.01                        Definitions

In this By-Law, unless the context otherwise requires:

(a)                                 “Act” means the Canada Business Corporations Act and the regulations made thereunder and any statute and regulations that may be substituted therefor, as from time to time amended;

(b)                                 “Articles” means the Articles of Incorporation of the Corporation as from time to time amended or restated;

(c)                                  “Board” means the board of directors of the Corporation;

(d)                                 “By-Laws” means this By-Law No. 1 and all other by-laws of the Corporation from time to time in force and effect;

(e)                                  “Corporation” means Cenovus Energy Inc.;

(f)                                   “Recorded Address” means in the case of a shareholder the address as recorded in the securities register; in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the Board, the latest address for such person as recorded in the records of the Corporation or, in the case of a director, in the last notice of directors filed under the Act; and

(g)                                  “Signing Officer” means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by Section 2.01 or by a resolution passed pursuant thereto.

All terms and expressions defined in the Act and used herein shall have the same meaning herein as in the Act.

1.02                       Construction

Words importing the singular include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated associations.

PART TWO
BUSINESS OF THE CORPORATION

2.01                        Execution of Instruments

All instruments and documents of whatsoever kind may be signed on behalf of the Corporation by the Chairman, the Vice-Chairman, the President, a Vice-President or a director together with another one of the foregoing persons or together with the Secretary, the Treasurer, an Assistant Secretary or an Assistant Treasurer.  The Board may, however, by resolution authorize another person or persons by whom, and the manner in which, any particular instrument or document or class of instruments or documents may or shall be signed, including the use of facsimile reproductions of signatures and the use of a corporate seal or a facsimile reproduction thereof.

2.02                        Corporate Seal

Until changed by the Board, the corporate seal of the Corporation shall be in the form impressed or embossed in the margin hereto.

2.03                        Voting Rights in Other Entities

Except when otherwise directed by the Board, Signing Officers may execute and deliver proxies which, unless required by applicable law, need not be under corporate seal of the Corporation, and arrange for the issuance of any certificate or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation.  Such certificate or other evidence shall be in favour of such person or persons as the Signing Officers executing or arranging for the issuance thereof may determine.  In addition, the Board, or failing the Board, the Signing Officers, may direct the manner in which and the person or persons by whom any voting rights or class of voting rights shall be exercised.

2.04                        Financial Year

Until changed by resolution of the Board, the financial year of the Corporation shall end on the 31st day of December in each year.

PART THREE
BORROWING

3.01                       Borrowing Power

Without limiting the borrowing powers of the Corporation as set forth in the Act, the Board may from time to time:

(a)                                 borrow money on the credit of the Corporation;

(b)                                 issue, reissue, sell, pledge or hypothecate debt obligations of the Corporation;

(c)                                  give a guarantee on behalf of the Corporation to secure performance of an obligation of any person or give, directly or indirectly, financial assistance to any person on behalf of the Corporation by means of a loan, guarantee or otherwise; and

(d)                                 mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

3.02                        Delegation

The Board may from time to time delegate to one or more director or officer of the Corporation, at least one of whom shall be the Chairman, the Vice-Chairman, the President, the Chief Financial Officer, the Treasurer or the Secretary, any or all of the powers set out in Section 3.01 to such extent and in such manner as the Board may determine.

PART FOUR
DIRECTORS’ MEETINGS

4.01                        Number of Directors and Quorum

Subject to the Articles, the number of directors of the Corporation may be fixed from time to time by resolution of the Board.  A majority of the directors shall form a quorum of the Board.

4.02                        Meetings of the Board

Meetings of the Board shall be held from time to time and at such place as the Board, the Chairman, the Vice-Chairman, the President or any two directors may from time to time determine.  The Secretary shall call a meeting of the Board when directed to do so by the Chairman, the Vice-Chairman, the President or any two directors.

4.03                        Notice

No notice need be given of the first meeting of the Board following a meeting of shareholders at which directors are elected if such meeting of the Board is held immediately after the meeting of shareholders.  Notice of all other meetings of the Board shall be delivered, mailed or communicated by means of telephonic, electronic or any other communications facilities to each director not less than twenty-four (24) hours before the time when the meeting is to be held.

4.04                        Chairman of Board Meetings

The chairman of any meeting of the Board shall be the first mentioned of the following officers who is also a director and is present or deemed to be present at the meeting:  the Chairman, the Vice-Chairman, the President or a Vice-President who is also a director.  If no such officer is present, the directors shall choose one of their number to chair the meeting.

4.05                        Voting

At all Board meetings every question shall be decided by a majority of the votes cast thereon.  In case of an equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote.

4.06                        Participation by Electronic Means

A director may, if all the directors of the Corporation consent, participate in a meeting of directors or of any committee of directors by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, and a director participating in a meeting by those means is deemed for the purposes of the Act and the By-Laws to be present at that meeting.  Any such consent of a director may be validly given before or after the meeting to which it relates and may be given with respect to all meetings of directors or of any committees of directors held while a director holds office.

PART FIVE
MEETINGS OF SHAREHOLDERS

5.01                        Participation in Meetings by Electronic Means

Any person entitled to attend a meeting of shareholders may participate in the meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation has made available such a communication facility.  A person participating in a meeting by such means is deemed for the purposes of the Act and the By-Laws to be present at the meeting.

5.02                        Meeting Held by Electronic Means

If the directors of the Corporation call a meeting of shareholders pursuant to the Act, those directors may determine that the meeting shall be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.  A person participating in a meeting of shareholders held by such means is deemed to be present in person at the meeting and will have the opportunity to participate to the same extent as if the person were attending in person and in full purview of other shareholders.

5.03                        Advance Notice of Nomination of Directors

Subject only to the Act and the Articles, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation.  Nominations of persons for election to the Board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which such special meeting was called was the election of directors: (a) by or at the direction of the Board or an authorized officer of the Corporation, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act; or (c) by any person (a “Nominating Shareholder”) who: (i) at the close of business on the date of the giving of the notice provided for below in this Section 5.03 and on the record date for the notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides reasonable evidence of such beneficial ownership to the Secretary of the Corporation; and (ii) complies with the notice procedures set forth below in this Section 5.03:

(a)                                 In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, such Nominating Shareholder must have given notice thereof in written form to the Secretary of the Corporation at the registered office of the Corporation in accordance with this Section 5.03.

(b)                                 A Nominating Shareholder’s notice to the Secretary of the Corporation must be given: (i) in the case of an annual meeting (including an annual and special meeting) of shareholders, not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 40 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

(c)                                  A Nominating Shareholder’s notice to the Secretary of the Corporation must set forth: (i) as to each person whom the Nominating Shareholder proposes to nominate for election as a director (a “Proposed Nominee”): (A) the name, age, business address and residence address of the Proposed Nominee; (B) the principal occupation, business or employment of the Proposed Nominee for the most recent five years, and the name and principal business of any company in which any such employment is carried on; (C) whether the Proposed Nominee is a resident Canadian within the meaning of the Act; (D) the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (E) a description of any arrangement or understanding (financial, compensation, indemnity related or otherwise) between the Nominating Shareholder and the Proposed Nominee, or any affiliates or associates of, or any person or entity acting jointly or in concert with the Nominating Shareholder or the Proposed Nominee, in connection with the Proposed Nominee’s nomination and election as a director; and (F) any other information relating to the Proposed Nominee that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act or Applicable Securities Laws; and (ii) as to the Nominating Shareholder giving the notice: (A) the name and business address of the Nominating Shareholder; (B) the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Nominating Shareholder or any other person with whom such person is acting jointly or in concert with respect to the Corporation or any of its securities, as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (C) full particulars regarding any proxy, contract, arrangement or understanding pursuant to which the Nominating Shareholder, or any of its affiliates or associates, has any interests, rights or obligations to vote any securities of the Corporation or nominate directors to the Board; and (D) any other information relating to the Nominating Shareholder that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act or Applicable Securities Laws. References to “Nominating Shareholder” in this Section 5.03(c) shall be deemed to refer to each shareholder that nominates or seeks to nominate a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal.

(d)                                 A Nominating Shareholder’s notice to the Secretary of the Corporation must be accompanied by a duly signed written consent of each Proposed Nominee to being named as a nominee and to serve as a director, if elected.

(e)                                  In addition, a Nominating Shareholder’s notice to the Secretary of the Corporation shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date of the meeting.

(f)                                   Subject to applicable law, all information received by the Corporation pursuant to paragraphs 5.03(c) and (e) above respecting the Proposed Nominee and/or the Nominating Shareholder that the Corporation determines is responsive to such paragraphs and relevant to providing shareholders with sufficient information to make an informed voting decision on the Proposed Nominee will be made publicly available to shareholders, provided the Corporation may elect not to make such disclosure where the Proposed Nominee or Nominating Shareholder has otherwise publicly disclosed such information or the Nominating Shareholder has indicated to the Corporation that it intends to deliver a dissident’s proxy circular to the shareholders of the Corporation in connection with such nomination that will provide shareholders with all required and relevant information respecting the Proposed Nominee.  In submitting such information to the Corporation the Proposed Nominee and Nominating Shareholder shall have thereby consented to the disclosure contemplated hereby.

(g)                                  No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Section 5.03; provided, however, that nothing in this Section 5.03 shall be deemed to preclude discussion by a shareholder (as distinct from nominating directors) at a meeting of shareholders of any matter in respect of which such shareholder would have been entitled to submit a proposal pursuant to the provisions of the Act. The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(h)                                 For purposes of this Section 5.03: (a) “public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com; and (b) “Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province and territory of Canada.

(i)                                     Notwithstanding any other provision of the By-Laws, notice given to the Secretary of the Corporation pursuant to this Section 5.03 may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Secretary of the Corporation for the purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary of the Corporation at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Calgary time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(j)                                    Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Section 5.03.

5.04                        Presiding Officer

The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and is present or deemed to be present at the meeting:  the Chairman, the Vice-Chairman, the President or a Vice-President who is also a director.  In the absence of any such officer, the shareholders shall choose one of their number to chair the meeting.  The secretary of the meeting shall be the Secretary of the Corporation or failing him, the Assistant Secretary of the Corporation.  Notwithstanding the above, the chairman of the meeting, at his sole discretion, may appoint a person, who need not be a shareholder, to act as secretary of the meeting.

5.05                        Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act, the Articles or the By-Laws to be present.  Any other person may be admitted only with the consent of the chairman of the meeting or with the consent of the meeting.

5.06                        Quorum

A quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder for such a shareholder, and together holding or representing twenty-five percent of the outstanding shares of the Corporation entitled to vote at the meeting.

5.07                        Scrutineers

At any meeting of shareholders, the chairman of the meeting may with the consent of the meeting appoint one or more persons, who may be shareholders, to serve as scrutineers.

5.08                        Votes to Govern

At any meeting of shareholders, unless a special resolution is required, all questions shall be decided by the majority of votes cast on the question.

5.09                        Voting

(1)                                 Subject to the Act, every question submitted to any meeting of shareholders shall be decided on a show of hands, except when a ballot is required by the chairman of the meeting or is demanded by a shareholder or proxyholder entitled to vote at the meeting.  Upon a show of hands, at every meeting at which a person is entitled to vote, each shareholder present or deemed to be present, on his own behalf, and each proxyholder present or deemed to be present, shall (subject to the provisions, if any, of the Articles) have one vote for every share registered in the name of the shareholder present or represented by proxy.  A declaration by the chairman of the meeting that the question has been carried, carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of such fact; and the results of the vote so taken and declared shall be the decision of the shareholders upon the said question.

(2)                                 A shareholder or proxyholder may demand a ballot either before or on the declaration of the result of any vote by a show of hands.  The ballot shall be taken in such manner as the chairman of the meeting shall direct.  Upon a ballot, at every meeting at which a person is entitled to vote, every shareholder present or deemed to be present, on his own behalf, and each proxyholder present or deemed to be present, shall (subject to the provisions, if any, of the Articles) have one vote for every share registered in the name of the shareholder present or represented by proxy; and the results of the ballot so taken and declared shall be the decision of the shareholders upon the said question.

5.10                        Electronic Voting

(1)                                 Any person entitled to attend and vote at a meeting of shareholders may vote at the meeting in person or by proxy and, subject to any determinations made from time to time by the Board, may appoint a proxy by any method permitted by law, including over the Internet, by the input of data using telephonic facilities or by reproduction using facsimile or electronic facilities.

(2)                                 To the extent permitted by the By-Laws or the Articles of the Corporation or by the Act or other laws governing the Corporation, the Board may establish, in connection with any meeting of shareholders, procedures regarding voting at the meeting by means of the Internet, telephonic, electronic or other communication facilities, and make available such communication facilities consistent with those procedures.  The Board may determine from time to time that the voting at any specific meeting shall be held entirely by such means.

PART SIX
OFFICERS

6.01                        Appointment

The Board may from time to time elect or appoint officers with such duties and powers and for such terms of office as the Board deems advisable and, in particular, a Chairman, a Vice-Chairman, a Chief Executive Officer, a President, a Chief Operating Officer, one or more Vice-Presidents (to which title may be added words indicating seniority or function), a Comptroller, a Secretary and a Treasurer (who may also be Vice-Presidents), and one or more assistants to any of the officers so elected or appointed.  Except as provided in Section 6.03, the same person may hold more than one office.

6.02                        Chairman, Vice-Chairman and President

The Chairman, Vice-Chairman and President shall each be a director and shall have such powers and duties as the Board may specify.

6.03                        Chief Executive Officer

The Board may designate an officer as Chief Executive Officer of the Corporation who, as such, shall, subject to the authority of the Board, have general supervision over the business of the Corporation.  The Chairman and the Chief Executive Officer of the Corporation shall not be the same person, except in the event of the death, resignation or removal of the Chairman or the Chief Executive Officer, until such time as a permanent successor is appointed as Chairman or Chief Executive Officer, as the case may be.

6.04                        Chief Operating Officer

The Board may designate an officer as the Chief Operating Officer who, as such, shall have the powers and duties as the Board or the Chief Executive Officer may specify.

6.05                        Vice-Chairman

The Vice-Chairman, if any, in the absence or non-appointment of the Chairman, shall preside as chairman at all meetings of the Board and shareholders.

6.06                        Vice-Presidents

During the absence or disability of the President, his duties shall be performed and his powers exercised by the Vice-President or, if there is more than one, by the Vice-President or Vice-Presidents designated from time to time by the Board or the President; provided, however, that a Vice-President who is not a director shall not preside as chairman at any meeting of directors or of a committee of directors.  A Vice-President shall have such other powers and duties as the Board or Chief Executive Officer may specify.

6.07                        Comptroller

The Comptroller shall be the principal officer in charge of the accounts of the Corporation and shall have such other powers and duties as may be assigned to him by the Chief Executive Officer.

6.08                        Secretary

The Secretary shall attend and be the secretary of all meetings of the Board, committees of the Board (unless another person is designated to act as secretary of such meeting or meetings by any such committee), and shareholders and the secretary or such other designated person in the case of meetings of any committees of the Board shall maintain minutes of all proceedings thereat.  The Secretary shall give, or cause to be given as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the Board and shall be custodian of the corporate seal and records of the Corporation, except when another officer has been appointed for that purpose, and the Secretary shall have such other powers and duties as the Board or the Chief Executive Officer may specify.  The Assistant Secretary or, if more than one, the Assistant Secretaries, shall assist the Secretary in the performance of his duties and shall exercise all his powers and carry out all his duties in the absence or disability of the Secretary.

6.09                        Treasurer

The Treasurer shall have the care and custody of all funds and securities of the Corporation and shall deposit or cause to be deposited all moneys of the Corporation with the Corporation’s bankers, or otherwise deal with the same, including the short term investment of moneys, as designated by the Board, provided that the Treasurer may from time to time arrange for the temporary deposit of moneys of the Corporation in banks, trust companies or other financial institutions within or outside Canada not so designated by the Board for the purpose of facilitating transfer thereof to the credit of the Corporation in a bank, trust company or other financial institution so designated.  The books and accounts shall at all times be open to inspection and examination by the Board, by any committee of the Board, by the President or by any person appointed by the Board for that purpose.  The Treasurer shall sign or countersign such instruments as require his signature and shall perform all duties incident to his office.  The Treasurer shall have such other powers and duties as the Board or the Chief Executive Officer may specify.  The Assistant Treasurer, or if more than one, the Assistant Treasurers, shall assist the Treasurer in the performance of his duties and shall exercise all the Treasurer’s powers and carry out all his duties in the absence or disability of the Treasurer.

6.10                        Term of Office

The Board, in its discretion, may remove any officer of the Corporation, without prejudice to the rights of such officer under any employment contract.  Otherwise each officer of the Corporation shall hold office until his successor is elected or appointed or until his earlier resignation.

PART SEVEN
DIVISIONS AND UNITS

7.01                        Creation and Consolidation of Divisions and Sub-units

The Board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the Board may consider appropriate in each case.  The Board may also cause the business and operations of any such division to be further divided into sub-units and the business and operations of any such divisions or sub-units to be consolidated upon such basis as the Board may consider appropriate in each case.

7.02                        Names of Divisions and Sub-units

Subject to applicable law, any division or its sub-units may be designated by such name as the Board may from time to time determine or cause to be determined and may transact business, enter into contracts, sign cheques and other documents of any kind and do all acts and things under such name.  Any such contract, cheque or document shall be binding upon the Corporation when signed in accordance with Section 2.01 as if it had been entered into or signed in the name of the Corporation.

7.03                        Officers of Divisions and Sub-units

From time to time the Board or, if authorized by the Board, the President, may appoint one or more officers for any division or sub-unit, prescribe their powers and duties and settle their terms of employment and remuneration.  The Board or, if authorized by the Board, the President, may at any time remove at its or his pleasure any officer so appointed but without prejudice to such officer’s rights under any employment contract.  Officers of divisions or their sub-units shall not, as such, be officers of the Corporation.

PART EIGHT
INDEMNITY

8.01                        Limitation of Liability

No director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or agent or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be lodged, deposited or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged, deposited or invested or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office of trust or in relation thereto, unless the same are occasioned by his own wilful neglect or default, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or relieve him from liability under the Act.  Subject to applicable law, the directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the Board.  If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact of his being a shareholder, director or officer of the Corporation or body corporate or member of the firm shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

8.02                        Indemnity

(1)                                 Subject to the limitations contained in the Act but without limit to the right of the Corporation to indemnify any person under the Act or otherwise, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

(2)                                 The Corporation shall advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in paragraph (1).  The individual shall repay the moneys if the individual does not fulfill the conditions of paragraph (3).

(3)                                 The Corporation shall not indemnify an individual under paragraph (1) unless the individual:

(a)                                 acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and

(b)                                 in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

(4)                                 The Corporation shall, with the approval of a court, indemnify an individual referred to in paragraph (1), or advance moneys under paragraph (2), in respect of an action by or on behalf of the Corporation or other entity to procure a judgment in its favour, to which the individual is made a party because of the individual’s association with the Corporation or other entity as described in paragraph (1) against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfills the conditions set out in paragraph (3).

(5)                                 Despite paragraph (1), an individual referred to in that paragraph is entitled to indemnity from the Corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the Corporation or other entity as described in paragraph (1), if the individual seeking indemnity:

(a)                                 was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

(b)                                 fulfills the conditions set out in paragraph (3).

8.03                        Insurance

Subject to the Act, the Corporation may purchase, maintain or participate in such insurance for the benefit of the persons mentioned in Section 8.02, as the Board may from time to time determine.

8.04                        Division and Sub-unit Officers

For the purposes of this Part Eight, the expression “officer” shall be deemed to include officers of divisions and sub-units as contemplated in Part Seven.

PART NINE
SHARE CERTIFICATES

9.01                        Securities Registrars, Transfer Agents and Dividend Disbursing Agents

The Board may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers.  The Board may also from time to time appoint a dividend disbursing agent to disburse dividends.  One person may be appointed to any number of the aforesaid positions.  The Board may at any time terminate any such appointment.

9.02                        Deceased Shareholder

In the event of the death of a holder or of one of the joint holders of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by applicable law and upon compliance with the reasonable requirements of the Corporation and its transfer agent.

9.03                        Lost, Defaced or Destroyed Certificates

The Board, or any officer or agent designated by it, may in its or his discretion, direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has become mutilated or defaced or in substitution for a certificate that has become lost, stolen or destroyed upon payment of such fee, if any, and on such terms as the Board may from time to time prescribe whether generally or in any particular case.

PART TEN
DIVIDENDS AND RIGHTS

10.01                 Dividend

Subject to the Act and the Articles, the Board may from time to time declare and the Corporation may pay dividends on its issued shares to the shareholders according to their respective rights and interests in the Corporation.  Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

10.02                 Dividend Cheques

A dividend payable in cash shall be paid by cheque, or by electronic funds transfer, drawn either on the bankers of the Corporation or those of its dividend disbursing agent to the order of each registered holder of shares of the class or series in respect of which it has been declared and, in the case of a cheque, mailed by prepaid ordinary mail to such registered holder at his Recorded Address or to such other address as the holder directs and, in the case of electronic funds transfer, to the bank account designated by such registered holder unless such registered holder otherwise directs.  In the case of joint holders the cheque or electronic funds transfer shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and, in the case of a cheque, mailed to them at their Recorded Address, or to the first address so appearing if there are more than one.  The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, or the electronic transfer of funds as aforesaid, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

10.03                 Non-receipt of Cheques

In the event of non-receipt of any dividend cheque or electronic funds transfer by the person to whom it is sent as aforesaid, the Corporation or its dividend disbursing agent shall issue to such person a replacement cheque or electronic funds transfer for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the Board may from time to time prescribe whether generally or in any particular case.

10.04                 Unclaimed Dividends

No dividends shall bear interest as against the Corporation.  Except as otherwise expressly provided in the Articles with respect to any class or series of shares, any dividend unclaimed for one year after having been declared payable may be invested or otherwise made use of by the directors for the benefit of the Corporation.  Any dividend unclaimed after a period of three years less one day from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation, but the Board may nevertheless authorize the subsequent payment of any such dividend on such terms as to indemnity and evidence of title as the Board may from time to time prescribe, whether generally or in any particular case.

PART ELEVEN
NOTICES

11.01                 Method of Giving Notices

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered, provided or served) pursuant to the Act, the Articles, the By-Laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the Board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to the person’s Recorded Address or if mailed to such person at his Recorded Address by prepaid ordinary or air mail or if sent to such person at his Recorded Address by any means of prepaid transmitted or recorded communication, or if provided in the form of an electronic document in accordance with the procedures set out in the Act, any exemption granted under the Act or any other method permitted by law. Subject to applicable law, a notice so delivered shall be deemed to have been given when it is delivered personally or to the Recorded Address aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered for dispatch; and a notice so provided in the form of an electronic document shall be deemed to have been given when transmitted. The Secretary may change or cause to be changed the Recorded Address of any shareholder, director, officer, auditor or member of a committee of the Board in accordance with any information believed by him to be reliable.

11.02                 Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice addressed to one of such persons at their Recorded Address shall be sufficient notice to all of them.

11.03                 Computation of Time

Subject to applicable law, in computing the date when notice must be given under any provision requiring a specified number of days’ notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

11.04                 Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the Board or the non-receipt of any notice by any such person or any error in any notice shall not invalidate such notice or any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.05                 Persons Entitled by Death or Operation of Law

Every person who by operation of law, transfer, death of a shareholder or any other means whatsoever shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his interest in such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

PART TWELVE
EFFECTIVE DATE

12.01                 Effective Date

This By-Law shall be effective as of October 20, 2009 with amendments hereto effective as of December 10, 2014.